EXHIBIT 5

Media release

26 August 2003

Mayne to acquire worldwide paclitaxel business

Mayne Group Limited announced today it has agreed to acquire the NaPro Biotherapeutics, Inc (NaPro) worldwide generic injectable paclitaxel business. As a result of Mayne’s agreement with NaPro, it also triggers an agreement with Abbott Laboratories (Abbott) for Mayne to acquire the rights to market and sell NaPro’s paclitaxel in North America. The transactions are subject to customary closing conditions, in addition to approval by NaPro’s stockholders.

The aggregate value of both transactions is approximately $US85 million ($A130 million). Completion of the deal is expected in the fourth quarter of calendar 2003 and will immediately contribute to company earnings. Incremental EBITA in the 12 months after the acquisition is expected to be in the order of $ US13 million ($A20 million).

Paclitaxel is a chemotherapy treatment for a number of cancer types, particularly breast and ovarian. It is made from a naturally occurring compound in the Yew tree. The worldwide market for paclitaxel is estimated to be $US940 million.

As part of the deal with NaPro, the assets secured by Mayne include; the Yew tree plantations; intellectual property; extraction contracts; purification plant; and, distribution contracts. This provides Mayne with specialist capabilities in active pharmaceutical ingredient (API) development and manufacturing.

Mayne previously had agreements with NaPro to market and sell its paclitaxel worldwide except for North America, Israel and Japan.

The agreement with Abbott secures the rights to sell NaPro’s paclitaxel in the US and Canada. Abbott currently holds approximately 15% of the US paclitaxel market with sales of approximately $US25 million.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the acquisitions were consistent with Mayne’s strategy of investing in the higher margin, higher growth specialty pharmaceutical business.

“The dual acquisitions ideally complement Mayne’s strong focus in the pharmaceutical oncology market and provide greater capabilities for future development,” Mr James said.

“We now become a vertically integrated pharmaceutical company, from processing active pharmaceutical ingredient through to sales, enabling us to extract the full margin benefit from the paclitaxel product,” he said.

“Our expertise in this specialist field made Mayne a natural buyer of these assets and we will now have the opportunity to look at other taxane developments and revenue streams associated with API sales to third parties.”

Mayne is announcing its result for the 12 months ending 30 June 2003 tomorrow morning, Wednesday 27 August.

About Mayne

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services), hospitals and health-related consumer products.

Morgan Stanley & Company Inc is advising Mayne on this transaction.

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